Exhibit 21.1

Subsidiaries of Vantiv, Inc.

Subsidiary	State or Other Jurisdiction of Formation
Vantiv Holding, LLC	Delaware
Vantiv, LLC	Delaware
Vantiv Company, LLC	Indiana
Vantiv Gaming Solutions, LLC	Delaware
8500 Governors Hills Drive, LLC	Delaware
Vantiv Prepaid Solutions, LLC	Delaware
Vantiv Shared Services, LLC	Delaware
NPC Group, Inc.	Delaware
Vantiv Services Company	Delaware
National Processing Company Group, Inc.	Delaware
National Processing Company	Nebraska
Best Payment Solutions, Inc.	Illinois
Vantiv eCommerce, LLC	Delaware
Vantiv Integrated Payments Solutions, Inc. (formerly Element Payment Services, Inc.)	Nevada
People’s United Merchant Services, LLC	Delaware
MPS Holding Corp.	Delaware
Vantiv Integrated Payments, LLC (formerly Mercury Payment Systems, LLC)	Delaware
Vantiv Integrated Payments Canada, LLC (formerly Mercury Payment Systems Canada, LLC)	Delaware
MML 1 LLC	Delaware